SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

     MAIN STREET RESTAURANT GROUP, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

     OPTIONS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

     560345308
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

William G. Shrader
Chief Executive Officer and President
5050 North 40th Street, Suite 200
Phoenix, Arizona 85018
     (602) 852-9000
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Robert S. Kant, Esq.
Brain H. Blaney, Esq.
Greenberg Traurig, LLP
2375 East Camelback Road, Suite 700
Phoenix, Arizona 85016
(602) 445-8000

_________________

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable *	Not Applicable *

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: __________________________________	Filing Party: __________________________________
Form or Registration No.:__________________________________	Date Filed:__________________________________

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On April 22, 2005, Main Street Restaurant Group, Inc. (the “Company”), filed with the Securities and Exchange Commission on Schedule 14A its Notice of Annual Meeting of Stockholders and definitive Proxy Statement (the “Proxy Materials”) in connection with the Company’s 2005 Annual Meeting of Stockholders at which the Company’s stockholders will vote on a proposal to approve amendments to the Company’s 1990 Stock Option Plan, 1995 Stock Option Plan, 1999 Incentive Stock Plan and 2002 Incentive Stock Plan, to permit the board of directors to adopt a stock option exchange program without having to obtain additional stockholder approval.

The Proxy Materials do not constitute an offer to option holders to exchange their options to purchase the Company’s common stock for other securities of the Company. The Company has not yet determined whether to commence a stock option exchange program, and may elect not to implement a stock option exchange program.

At such time as the Company does commence a stock option exchange program, the Company will provide option holders who are eligible to participate in the exchange with written materials explaining the precise terms and timing of the option exchange program. Eligible option holders should read these written materials carefully because they will contain important information about the program. These materials and other documents that will be filed by the Company with the Securities and Exchange Commission can be obtained free of charge from the SEC’s web site at www.sec.gov.

ITEM 12.   EXHIBITS

Exhibit Number	Description
99.1	Proxy Statement for 2005 Annual Stockholders Meeting